UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CRESCENT FINANCIAL CORPORATION

CRESCENT FINANCIAL BANCSHARES, INC.

(Name of Subject Company (Issuer))

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

(Name of Filing Person (Offeror))

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

Crescent Financial Corporation Common Stock: 225744101

Crescent Financial Bancshares, Inc. Common Stock: 225743103

(CUSIP Number of Class of Securities)

Piedmont Community Bank Holdings, Inc.

4711 Six Forks Road

Suite 2B

Raleigh, NC 27609

Attention: Scott Custer

(919) 659-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$30,599,998.00	$3,506.76

*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the filing fee is described on the cover page to the Schedule TO filed on November 8, 2011.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,506.76
Form or Registration No.:	Schedule TO
Filing Party:	Piedmont Community Bank Holdings, Inc.
Date Filed:	November 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on November 8, 2011, as amended by Amendment No. 1 thereto filed on November 16, 2011 and Amendment No. 2 thereto filed on November 18, 2011 (the “Schedule TO”), by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”), in connection with its offer to purchase up to 6,442,105 Shares of Crescent Financial for $4.75 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Purchaser, Crescent Financial and Crescent State Bank (the “Investment Agreement”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

Items 1 Through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented by adding hereto the following:

On November 22, 2011, Purchaser issued a press release and distributed a letter to stockholders of Crescent Financial announcing the extension of the Offer to December 12, 2011. Copies of the press release and letter are filed hereto as Exhibits (a)(1)(viii) and (a)(5)(iv), respectively, and are incorporated herein by reference.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The cover page, section entitled “Summary Term Sheet,” section entitled “Introduction” and Section 1 “Terms of the Offer; Proration” of the Offer to Purchase are hereby amended by deleting the date on which the Offer will expire of “December 7, 2011” and replacing it with the date “December 12, 2011”.

Items 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The section entitled “Introduction” on page 6 of the Offer to Purchase is hereby amended and supplemented as follows:

“On November 15, 2011, the Reincorporation became effective. The Reincorporation was effected pursuant to the Agreement and Plan of Merger, dated May 2, 2011, by and between Crescent NC and Crescent DE (the “Merger Agreement”). The Merger Agreement was approved by the shareholders of Crescent NC at a special meeting of shareholders on June 7, 2011, for which proxies were solicited pursuant to Section 14(a) of the Securities and Exchange Act of 1934. As a result of the Reincorporation, the outstanding Crescent NC Shares automatically converted into Crescent DE Shares.

On November 18, 2011, in accordance with the terms and conditions of the Investment Agreement, Purchaser completed the purchase of 18,750,000 newly issued Shares.

Funds placed in escrow by investors in Purchaser specifically to pay for the Shares purchased in the Offer will be released from escrow and delivered to Computershare Trust Company, N.A., the depositary for the Offer, promptly after the expiration of the Offer and Purchaser’s determination of any proration factor. Purchaser currently anticipates that the purchase price will be paid to shareholders of Crescent Financial five business days after the expiration date. See Section 1 (“Terms of the Offer; Proration”) and Section 13 (“Source and Amount of Funds”) of this Offer to Purchase.”

The paragraph under Section 2 “Procedures for Tendering Shares—Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 11 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.   All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties, subject to the rights of shareholders to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender; provided, that we will not waive any condition of the Offer with respect to a tender unless we waive that condition for all tenders made in the Offer. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by Crescent Financial’s shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.

No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.”

Items 7 and 11 of the Schedule TO are hereby amended and supplemented as follows:

Section 13 “Source and Amount of Funds” on page 27 of the Offer to Purchase is herby amended and supplemented by adding the following:

“Bryan Cave LLP serves as escrow agent (the “Escrow Agent”) for the funds held in escrow pursuant to the Escrow Agreement. The Escrow Agent will hold the escrow funds and disburse them (i) when we authorize the release of escrow funds, subject to the satisfaction or waiver of certain conditions summarized in this Section 13 (“Source and Amount of Funds”) of the Offer to Purchase, (ii) upon mutual written agreement between us and our investors that the subscription agreement that was entered into with each of our investors may be terminated, in which case the funds held is escrow for such investor will be returned to the investor, or (iii) if the Escrow Agent, in its sole discretion, deems it necessary or advisable to relinquish custody of the escrow funds.

All conditions to the release of escrow funds that may be satisfied in advance of the expiration of the Offer have been met. Subject to those conditions which by their terms cannot be satisfied until the escrow funds are released, promptly after the Expiration Date, and, if the Offer is oversubscribed, upon determination of the pro-ration factor, we will instruct the escrow agent to deliver funds to the Depositary sufficient to purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 (“Withdrawal Rights”) of this Offer to Purchase, up to a maximum of 6,442,105 Shares. The Escrow Agreement is filed as Exhibit (d)(15) to the Schedule TO and is incorporated herein by reference.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit Number	Description

(a)(1)(viii)	Letter to Stockholders, dated November 22, 2011.

(a)(5)(iv)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc., dated November 22, 2011.

(d)(15)	Escrow Agreement, dated February 22, 2011, by and between Piedmont Community Bank Holdings, Inc. and Bryan Cave LLP.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

/s/ Scott Custer
Name: Scott Custer
Title: Chief Executive Officer

Date: November 22, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(viii)	Letter to Stockholders, dated November 22, 2011.

(a)(5)(iv)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Bancshares, Inc., dated November 22, 2011.

(d)(15)	Escrow Agreement, dated February 22, 2011, by and between Piedmont Community Bank Holdings, Inc. and Bryan Cave LLP.